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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Hormel Foods Corporation
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

440452-10-0
 CUSIP Number

        Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following page(s))

SCHEDULE 13G

        CUSIP NO.            440452-10-0

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Hormel Foundation 41-0694716
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) / /
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 64,062,722
		6.	SHARED VOTING POWER None
		7.	SOLE DISPOSITIVE POWER 64,062,722
		8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,062,722
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.20
12.	TYPE OF REPORTING PERSON* CO

Item 1	(a)	Name of Issuer: Hormel Foods Corporation
Item 1	(b)	Address of Issuer's Principal Executive Offices: 1 Hormel Place, Austin, Minnesota 55912-3680
Item 2	(a)	Name of Person Filing: The Hormel Foundation
Item 2	(b)	Address of Principal Business Office, or, if none, Residence: 301 North Main Street Austin, Minnesota 55912-3498
Item 2	(c)	Citizenship: Minnesota
Item 2	(d)	Title of Class of Securities: Common Stock
Item 2	(e)	CUSIP Number: 440452-10-0
Item 3.		If this statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) Not applicable
Item 4.		Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
		(a)	Amount Beneficially Owned: 64,062,722
		(b)	Percent of Class: 46.20%
		(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote 64,062,722
		(ii)	shared power to vote or to direct the vote —
		(iii)	sole power to dispose or to direct the disposition of 64,062,722
		(iv)	shared power to dispose or to direct the disposition of —
Item 5.		Ownership of Five Percent or Less of a Class Not applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person
The Hormel Foundation is a charitable foundation incorporated in 1941; amended and restated July 28, 1980. Its assets include common stock of the issuer which it has sole power to vote and the sole power of disposition. Some of such common stock is held in the capacity of trustee of various trusts for which other persons have the right to receive dividends. Each other person having the right to receive dividends on such common stock constituting more than five percent of the outstanding common stock of the Issuer are the following:
George A. Hormel II Jamie Renee Hormel Thomas D. Hormel Rampa Robinson Hormel James C. Hormel
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable
Item 8.	Identification and Classification of Members of the Group Not applicable
Item 9.	Notice of Dissolution of Group Not applicable
Item 10.	Certification Not applicable

Signature:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2002

THE HORMEL FOUNDATION Signature
/s/ D. J. HODAPP, Treasurer Name/Title

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SCHEDULE 13G